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August 26, 2021

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: Jaea F. Hahn

Re:	High Income Securities Fund Registration Statement on Form N-2 File No. 333-257397/ 811-05133

Dear Ms. Hahn:

On behalf of High Income Securities Fund (the “Fund”), this letter is in response to comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated July 27, 2021 regarding the Fund’s Registration Statement on Form N-2 filed on June 25, 2021 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Changes to the Registration Statement noted below will be reflected in a pre-effective amendment to the Registration Statement filed with the SEC (the “Amendment”). Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement. We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses.

In connection with the Fund’s distribution policy, please note that an Amended and Restated Application by the Fund for an order pursuant to Section 6(c) of the 1940 Act for exemption from Section 19(b) and Rule 19(b)-1 of the 1940 Act was submitted to the Commission on July 7, 2021.

General Comments

1.
Please either confirm that the rights offering will not involve any arrangements among the Fund, any underwriters, and/or any broker dealers or that FINRA has reviewed any proposed underwriting terms and other arrangements for the transaction described in the registration statement and has no objections.

 Response: The Fund confirms that the rights offering will not involve any arrangements among the Trust, any underwriters, and/or any broker dealers and therefore there will be no need for FINRA to conduct a review.

August 26, 2021

2.
Supplementally, please discuss why the Fund is proposing to conduct another rights offering less than a year from the conclusion of the last rights offering and why the Fund is choosing to raise additional capital from existing shareholders rather than through other means.

Response: The prior rights offering was not fully subscribed which left the Fund with an expense ratio that the Board would like to see reduced further. At the time, the Fund’s shares were trading at a discount to NAV and the Board believes some shareholders were concerned about significant NAV dilution from a fully subscribed offering as a result of pricing the newly issued shares well below NAV. The Fund’s shares are currently trading at a premium to NAV (5.8% as of August 6, 2021). Therefore, the Board believes that this rights offering is likely to result in minimal NAV dilution, and thus be perceived more favorably by shareholders.  In addition, this rights offering, if successful, will increase the size of the Fund and allow the Fund to continue to take advantage of favorable market conditions. The Board believes a rights offering is (1) fairer to current shareholders than other types of offerings, and (2) less expensive because the Fund will not incur the cost of engaging an underwriter.

Accounting Comments

3.	Please fill in all blanks, including in the fee table and financials in your amendment, and update information as necessary. Please also file the auditor’s consent as an exhibit.

 Response: The Fund will fill in the blanks, including in the fee table and the financials, in the Amendment. The Fund will also file the auditor’s consent as an exhibit.

Legal Comments

Cover page

4.	Please add disclosure stating whether shareholders who subscribe have the right to withdraw prior to the Expiration Date.

Response: The Fund respectively notes that the following disclosure is included on the cover page: “ONCE A RIGHTS HOLDER EXERCISES RIGHTS TO PURCHASE SHARES AND THE FUND RECEIVES PAYMENT, SUCH RIGHTS HOLDER WILL NOT BE ABLE TO CHANGE HIS, HER OR ITS DECISION.”

August 26, 2021

Summary, Distribution Policy, page 4

5.	In the second sentence, please clarify that the payments representing a reduction in Shareholder’s principal investment is a “return of capital.”

Response: The Fund will clarify that the payments representing a reduction in Shareholder’s principal investment is a “return of capital.”

Financial Highlights, page 17

6.	Please confirm that Tait Weller remains the Company’s auditor.

 Response: The Fund confirms that Tait Weller remains the Company’s auditor.

Portfolio Investments, page 20

7.
We note the Fund currently invests a significant portion of its portfolio in money market funds. Please add these to the description of Portfolio Investments, or supplementally address why they are not principal investments of the Fund.

Response: The Fund supplementally advises the Staff that the Fund’s prior rights offering expired on January 29, 2021 and the Fund temporarily invested the proceeds of that offering in money market funds.  As a result, on February 28, 2021 (the date of the Fund’s semi-annual shareholder report) 39.05% of the Fund’s assets were invested in money market funds.  As of August 5, 2021, only 12.5% of the Fund’s assets were invested in money market funds.  The Fund does not intend to hold a significant portion of its assets in money market funds for an extended period of time. Therefore, the Fund does not consider money market funds to be principal investments.

Fund Expenses, page 32

8.	In the fourth paragraph, please update the Fund's annual operating expenses to a more recent date than August 31, 2020.

Response: The Fund will update the Fund’s annual operating expenses to June 30, 2021 in the Amendment.

August 26, 2021

Distribution Policy, page 33-34

9.	Please disclose what percentage of the Fund’s distributions in 2020 were a return of capital.

Response: The percentage of return of capital distributions for the calendar year 2020 was 58%. The Fund has disclosed that percentage in the Amendment.

Part C, Other Information

Item 27 Exhibits

10.
Rule 411 under the Securities Act and rule 0-4 under the Investment Company Act require the hyperlinking to any exhibits filed with the registration and to any other information incorporated by reference in a registration statement, including previously filed exhibits, if publicly available on EDGAR. Please add appropriate hyperlinks to your next filing with the Commission.

Response: The Fund will include hyperlink to all exhibits.

August 26, 2021

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5277.

Sincerely,

/s/ Jennifer Patt Jennifer Patt